September 12, 2011

Patrick Gilmore

Accounting Branch Chief

Office of Computers and On Line Services

Division of Corporation Finance

Securities and Exchange Commission

100F Street N.E.

Washington, D.C. 20549

Re:	Mentor Graphics Corporation

Form 10-K for the Fiscal Year ended January 31, 2011, filed March 17, 2011

File No. 001-34795

Dear Mr. Gilmore,

Mentor Graphics Corporation (the “Company”) respectfully submits this response to the comment letter of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 19, 2011, with respect to the above-referenced filing. For your convenience, we have set forth each of the Staff’s comments in bold immediately preceding each of our responses.

Form 10-K for the Fiscal Year ended January 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, Intangible Assets, and Long-Lived Assets, page 25

1.	We note your conclusion on page 49 that no indicators of a potential impairment existed for your reporting unit as of January 31, 2011, 2010 and 2009 and accordingly no impairment charge was recognized. In the future, to the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step-one of your goodwill impairment analysis, please tell us and disclose in future filings:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting unit is not at risk of failing step-one please disclose this in future filings.

Response:

In response to the Staff’s comment, for each of the three fiscal years ended January 31, 2011, 2010 and 2009, the estimated fair value of our reporting unit was substantially in excess of the carrying value. Therefore, the reporting unit was not at potential risk of failing step-one of the goodwill impairment analysis. In future Form 10-K filings, we will disclose whether or not our reporting unit was at risk of failing step-one. If the estimated fair value of our reporting unit is not substantially in excess of the carrying value we will also disclose the additional information requested above.

Accounting for Stock-Based Compensation, page 25

2.	We noted that you determined expected volatility for stock options based upon a combination of the historical volatility of your common stock, historical volatility of comparable companies’ common stock, implied volatility of your traded options and implied volatility of comparable companies’ traded options. Please describe, and tell us how you considered disclosing, the basis for using a combination of these volatilities in determining the expected volatility of your stock options including how you weight each of these categories. Refer to Question 5 of SAB Topic 14.D.1.

Response:

To determine the expected volatility for stock options, we gave the most weight to our historic volatility at 35%, with a secondary weighting of 30% given to the implied volatility of our traded options with a term of six-months or longer. The historic volatility of comparable companies was weighted at 20%. The implied volatility of comparable companies was weighted at 15%.

The greatest weighting was provided to our historic volatility for the following reasons:

•	We have daily pricing information for more than ten years available for review and analysis.

•	There have been no significant changes in our risk profile, size, industry or capital structure which would indicate that our historic volatility is not a good indicator of future volatility.

•	There is no exclusion of periods surrounding unusual events specific to our company.

•	Our historic volatility has been consistent with others in our industry.

Lesser weighting has been applied to the implied volatility of our traded options given that there is a lower volume of trades and the terms of the traded options are shorter than the expected term of our share options. Finally, we have included the historic and implied volatility of comparable companies in our industry. Our historic and implied volatility generally trend with that of comparable companies in our industry. Inclusion of comparable companies in our analysis was done in an effort to capture a broader view of the marketplace.

In future filings we will provide the weighting of each assumption used in determining our expected volatility, as presented below.

“Stock-Based Compensation Expense

For each of the years presented, we estimated the fair value of stock options and purchase rights under our ESPPs using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates several highly subjective assumptions including expected volatility, expected term, and interest rates.

In determining expected volatility for options, we include the elements listed below at the weighted percentages presented:

•	Historical volatility of our shares of common stock at 35%;

•	Historical volatility of shares of comparable companies at 20%;

•	Implied volatility of our traded options at 30%; and

•	Implied volatility of traded options of comparable companies at 15%.

The relative weighting percentages are reviewed for reasonableness and are subject to change depending on market conditions and our particular facts and circumstances.”

Liquidity and Capital Resources, page 35

3.	We note your disclosure on page 35 that you had cash and cash equivalents of $133.1 million as of January 31, 2011. Please tell us and in future filings disclose the amount of cash and cash equivalents that are currently held outside of the U.S. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IF of SEC Release No. 33-8350.

Response:

At January 31, 2011, we had cash and cash equivalents of $46.6 million in the U.S. and $86.5 million in foreign accounts. Funds in foreign accounts are generated from revenue outside of the U.S. Currently a portion of these foreign funds are considered to be indefinitely reinvested with our foreign subsidiaries. In future filings we will include disclosure within Liquidity and Capital Resources substantially as follows:

“We currently have sufficient funds for domestic operations and do not anticipate the need to repatriate funds associated with our permanently reinvested foreign earnings for use in U.S. operations. At January 31, 2011, we have cash totaling approximately $87 million held by our foreign subsidiaries. While the majority of our foreign earnings are indefinitely reinvested in foreign operations, a significant portion of offshore cash is accessible as some of our foreign earnings were previously taxed in the U.S. and net operating loss and tax credit carryforwards are available to offset U.S. taxes upon repatriation. We have provided tax on amounts which are not permanently reinvested. In the event funds from foreign operations are needed to fund operations in the U.S. and if U.S. tax has not already been provided for, we may be required to accrue and pay additional U.S. taxes to repatriate these funds.”

Note 2 – Summary of Significant Accounting Policies

Term Receivables and Trade Accounts Receivable, page 47

4.	We note your disclosure on page 48 which indicates that you maintain allowances for term receivables, long-term. Please tell us how you considered the disclosure requirements in ASC 310-10-50-11B(c) with respect to activity in the allowance for credit losses related to your term receivables, long-term for each period presented. Furthermore, tell us how you considered presenting the amount of the allowance related to your term receivables on the face of the balance sheet for each year presented similar to your trade accounts receivable in accordance with paragraph 4 of Rule 5-02 of Regulation S-X.

Response:

The allowance for doubtful accounts of $3.9 million for fiscal year 2011 and $3.6 million for fiscal year 2010 includes provisions for both trade accounts receivable and term receivables, long-term. The methodology for calculating the allowance is the same for both trade receivables and term receivables, long-term. The activity in the allowance for doubtful accounts for the periods presented is provided in Schedule II, on page 92 of the Form 10-K.

The allowance for doubtful accounts was established by examining our entire receivable portfolio. We have a well-established history of collecting on our term receivables, long-term. The allowance associated with term receivables, long-term was less than one percent of trade receivables and term receivables, long-term. For simplicity and due to immateriality, we classified the entire allowance as short-term. We believe that the disclosure of the allowance for doubtful accounts and its activity in aggregate for each of the years presented, provided readers of our financial statements appropriate information to ascertain our estimated risk associated with the collection of our receivables.

In response to the Staff’s comment regarding the presentation of the allowance for doubtful accounts on the face of our balance sheet, we respectfully submit that, for so long as the amount of doubtful accounts associated with term receivables, long-term remains immaterial, we believe that our presentation of the allowance within trade receivables, net within current assets is appropriate. We also believe it will be appropriate to continue to present, on an annual basis, the activity in the allowance for doubtful accounts on a combined basis in Schedule II.

Revenue Recognition, page 52

5.	We note that the disclosure regarding your term licenses references the option for customers to remix product usage from a “fixed list of products.” Please tell us how you considered ASC 985-605-55-99 and 100. Specifically, discuss how you ensure that the cumulative value of all products in use does not exceed the total license fee.

Response:

We grant customers a license to use all products delivered at the outset of the arrangement which is typically outlined on an exhibit to the arrangement. The customer can remix between products listed on the exhibit but cannot exceed the total factory reference price (FRP) value as defined in the arrangement. The FRP value is typically stated in the exhibit and on our price list so that the customer knows the value of each product available to them. The customer is then able to remix within products available to them up to the specified FRP value licensed in the arrangement. We have a well-established system–based process for tracking and managing customer remix requests to ensure usage does not exceed contractual license rights. In addition, timing of license key issuance and expiration is aligned with contractual remix rights to ensure contractual usage is maintained. For the foregoing reasons, we respectfully submit that we have ensured that the cumulative value of all products in use does not exceed the total license fee and have complied with ASC 985-605-9 and 100.

6.	We note that you adopted ASU 2009-13 and 2009-14 during fiscal year 2011 and that for multiple element arrangements involving your emulation hardware systems, you allocate revenue to each element based on the relative selling price. Please tell us whether these arrangements may also include software that is not essential to the functionality of the hardware or stand-alone software. To the extent that your arrangements include various software components please further describe your accounting treatment for each component. Additionally, we note on page 52 that you offer software and hardware post-contract maintenance or support services (PCS). Ensure that your discussion reflects the accounting treatment associated with PCS that supports essential software, non-essential software and/or hardware.

Response:

In response to the Staff’s comment, we regularly sell inconsequential amounts of non-essential software in connection with the sale of our hardware product. In these transactions, the arrangement consideration is first allocated between the hardware and software groups based on the relative selling price of each group.

The selling price of the hardware group, including post contract support (PCS), is established using estimated selling prices based on historic sales of similar transaction volumes, or costs incurred to deliver plus a reasonable profit margin. The selling price of the non-essential software group is established using estimated selling prices based on historic sales of similar transaction volumes.

The selling price of the components within the hardware group is established based on estimated selling price. We refer the Staff to the discussion below in response to the Staff’s comment number 8, where we discuss the use of estimated selling price for multiple element arrangements involving hardware. The estimated selling price for hardware is based on either historic sales of similar transaction volumes, or the cost incurred to purchase or manufacture the hardware plus a reasonable profit margin. The estimated selling price for PCS for hardware is based on the cost incurred to deliver the services plus a reasonable profit margin. The total consideration allocated to the hardware group is then allocated to the components based on relative selling price for revenue recognition purposes.

The software group is recognized under software revenue recognition rules (ASC 985) using the residual method. The fair value of the non-essential software PCS is established using VSOE as discussed further below in response to the Staff’s comment number 7.

7.	We note your disclosure on page 53 that vendor-specific objective evidence (VSOE) for support services is based on the customer renewal history when the services are sold separately. Please describe, in detail, your methodology for establishing VSOE of your support services for both your perpetual and term licenses including the volume and range of standalone sales used to establish VSOE. As part of your response, please clarify whether you offer multi-term support services, including whether your term licenses include co-terminus support, and if so, how you established VSOE for these multi-term services.

Response:

In response to the Staff’s comment, our support pricing and method of establishing VSOE for term licensing arrangements is separated between arrangements greater than $2 million in annual fees and arrangements less than $2 million in annual fees.

For arrangements greater than $2 million in annual fees, VSOE is established based on a bell-shaped curve study analyzing all stand-alone renewals where over 80% of the population falls within +/- 15% of VSOE. Support pricing is determined as a percentage of the total net fees and is deemed to be substantive. We note that most of the term arrangements greater than $2 million in annual fees offer the first year of PCS bundled with the arrangement but offer optional support that the customer can choose to purchase during each of the remaining years in the term arrangement. Some arrangements include co-terminus support for the entire term. For these arrangements, VSOE is based on the bell-shaped curve analysis done over the stand-alone renewals.

For term arrangements less than $2 million in annual fees, our support VSOE is based on stated renewal rates that are deemed to be substantive based on a percentage of net fees. Similar to arrangements greater than $2 million in annual fees, the arrangements offer the first year bundled with the remaining years in the arrangement as optional. For these arrangements, all of the subsequent renewals were purchased at the stated renewal rates.

For perpetual sales in the majority of jurisdictions, our support VSOE is based on a bell-shaped curve study analyzing all stand-alone sales of similar transactions. Over 85% of the stand-alone renewals fall within plus or minus 15% of VSOE.

For perpetual sales in the minority of jurisdictions, VSOE is based on stated renewal rates that are deemed to be substantive based on the discount from list price. For these arrangements nearly all of the subsequent renewals were purchased at the stated renewal rates.

8.	As it relates to multiple element arrangements involving hardware, your disclosure on page 54 indicates that when VSOE or third party evidence (TPE) does not exist, you determine relative selling price based upon estimated selling price (ESP). Please tell us whether you have established VSOE or TPE for the undelivered items in your multiple-element arrangements involving hardware and if so, describe how you determined VSOE or TPE.

Response:

In response to the Staff’s comment, we have not established VSOE or TPE for elements within a hardware group, with the exception of professional services for which we do have VSOE. The arrangements involving hardware are high dollar, low volume transactions, involving specialized hardware units. Pricing for the hardware product consequently varies due to volume and purchase commitments, therefore VSOE cannot be established. Additionally, these units are highly configurable and customizable and have no comparable equivalents in the market place, and as such, we cannot establish TPE for these units.

Note 10 – Income Taxes, page 66

9.	We note in the line item “Impact of international operations including withholding taxes and other reserves” in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

Response:

At January 31, 2011, the line item “Impact of international operations including withholding taxes and other reserves” in our rate reconciliation, principally presents the benefit of lower foreign tax rates compared with U.S. tax rates. In computing this benefit we have considered all foreign taxes, including current and accrued or reserved income taxes and withholding taxes. We believe any foreign rate benefit, and its related subcomponents, are best represented and most meaningful to investors as a single Item under Rule 4-08(h)(2). In addition, in this line we have captured: (i) a $2.5 million benefit for foreign research and development subsidies which are non-taxable and other foreign tax incentives for research and development; and (ii) $1.9 million related to Subpart F. At the time of preparing the financial statements, we were of the opinion that these items also appropriately related to our foreign operations and should be included in this line item. Upon consideration of this response, we have determined that we will present the tax impact of Subpart F outside of this line item in subsequent filings.

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As you requested in your letter, and in connection with our responses to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Dean Freed at (503) 685-1295 if you would like to discuss our response to the Staff’s comments.

Sincerely,

/s/ Dean Freed

Dean Freed

Vice President, General Counsel